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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                   ------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    23302R107
                                    ---------
                                 (Cusip Number)


             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

CUSIP NO.
                  23302R107

1) Names of Reporting Person I.R.S. Identification Nos of Above Persons (entities only)
            DAN R. LASATER
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group
         (a)
            -------------------------------------------------------------------
         (b)
            -------------------------------------------------------------------

3)       SEC Use Only
                       --------------------------------------------------------

4)       Citizenship or Place of Organization    UNITED STATES
                                            -----------------------------------

Number

 Of               5)       Sole Voting Power     1,107,500
                                            -----------------------------------
Shares                     88,390 and 205,640 shares are held respectively by
                           H & L Holdings and Phoenix Mortgage, companies
                           jointly controlled by Dan R. Lasater and another
                           individual. They have verbally agreed that each has
                           been allocated 1/2 the combined shares for voting
                           purposes or 147,014 shares.
                           ----------------------------------------------------
Beneficially      6)       Shared Voting Power
                                               --------------------------------
Owned by
                           ----------------------------------------------------
Each              7)       Sole Dispositive Power  1,107,500
                                               --------------------------------
Reporting Person
                           ----------------------------------------------------

With              8)       Shared Dispositive Power
                                               --------------------------------

                           ----------------------------------------------------



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9)       Aggregate Amount Beneficially Owned by Each Reporting Person 1,107,500
                                                                      ---------

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                         ------
                     NOT APPLICABLE
         ----------------------------------------------------------------------

11)      Percent of Class Represented by Amount in Row 9        21%
                                                        -----------------------

12)      Type of Reporting Person     INDIVIDUAL
                                  ---------------------------------------------


ITEM 1(a)         DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                  ---------------------------------------------------

ITEM 1(b)         19955 NE 38TH COURT, #601, AVENTURA, FLORIDA 33180
                  ---------------------------------------------------

ITEM 2(a)         DAN R. LASATER
                  ---------------------------------------------------

ITEM 2(b)         1500 MACON DRIVE  SUITE D-7  LITTLE ROCK, AR  72211
                  ---------------------------------------------------

ITEM 2(c)         CITIZENSHIP:  UNITED STATES
                  ---------------------------------------------------

ITEM 2(d)         COMMON STOCK
                  ---------------------------------------------------

ITEM 2(e)         THE CUSIP NUMBER IS 23302R107
                  ---------------------------------------------------

ITEM 3            Not Applicable

ITEM 4   OWNERSHIP
h)       Amount Beneficially Owned:  1,107,500
i)       Percent of Class:  21%
j)       Number of Shares as to which the person has:
         i)       Sole power to vote or direct the vote: 1,107,500
         ii)      Shared power to vote or to direct the vote
         iii)     Sole power to dispose or to direct the disposition of
                  1,107,500
         iv) Shared power to dispose or to direct the disposition of 88,390 and 205,640 shares are held respectively by H & L Holdings and Phoenix Mortgage, companies jointly controlled by Dan R. Lasater and another individual. They have verbally agreed that each has been allocated 1/2 the combined shares for voting purposes or 147,014 shares.

ITEM 5   Not Applicable

ITEM 6   Not Applicable

ITEM 7   Not Applicable

ITEM 8   Not Applicable

ITEM 9   Not Applicable

ITEM 10  CERTIFICATIONS

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       June 28, 2001
             --------------------

Signature:   /s/ Dan R. Lasater
             --------------------

Name/Title:      Dan R. Lasater
             --------------------